April 24, 2006

Mail Stop 4563

By U.S. Mail and facsimile to (202) 362-2902

Robert E. Kernan, Jr.
Seneca-Cayuga Bancorp, Inc.
19 Cayuga Street
Seneca Falls, New York 13148

Re:	Seneca-Cayuga Bancorp, Inc.
	Form SB-2 filed on March 28, 2006
	File Number 333-132759

Dear Mr. Kernan:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include a cover letter on EDGAR as part of your next response.

Cover Page

2. Revise to briefly describe the classes of investors who may purchase as part of the offering and their relative priority.




Risk Factors - Risks Related to Our Business
If Economic Conditions Deteriorate, Our Results of Operations and
Financial..., page 20

3. We note from your disclosure under your section on "Business" starting on page 55 that you have a concentration of over 85% of your loans in real estate. Please revise to mention that your concentration on loans related to real estate constitutes a risk and that decreases in the property values of real estate would have a proportionately greater impact on your financial performance and condition than from your other business segments.

The Corporate Governance Provisions in our Charter and Bylaws May
Prevent..., page 25

4. Please include any impediments to a change of control such as your description of preferred stock on page 135.

Management`s Discussion and Analysis or Plan of Operation, page 40

5. Please revise to include a discussion, or refer the investor to where a discussion is located, on market risk and derivatives.
Refer
to Item 303(c) of Regulation S-B.

Rate/Volume Analysis, page 50

6. We note your chart regarding interest-earning assets and interest-bearing assets and the text that repeats it. Please provide analysis explaining same.
Investment Activities, page 73

7. We note from your table on page 74 that a significant amount of your mortgage-backed securities were issued by Fannie Mae or Freddie
Mac. Please revise your discussion of mortgage-backed securities on page 73 and throughout your document, where appropriate, to clearly differentiate between government agencies (such as Ginnie Mae) and government-sponsored entities (such as Fannie Mae, Freddie Mac and the FHLB of New York), and clarify that securities issued by government-sponsored entities are not guaranteed by the U.S. government.

Supervision and Regulation - page 90

8. We note that you explain your compliance with certain regulatory authorities, such as the Federal Home Loan Bank System and the Federal Reserve System, however, your compliance or performance with other regulatory authorities or laws, such as the USA PATRIOT Act or prohibitions against tying arrangements, is unclear. Please revise.



Management - Executive Officers Who Are Not Directors, page 100

9. Please revise to include the full five years` experience of
Robert
F. Eberle, Jr.   Refer to Item 401 of Regulation S-B.

Corporate Governance Policies and Procedures, page 103

10. Please revise your disclosure regarding your code of ethics to state where investors may obtain a copy of the code and other relevant information in accordance with Item 406 of Regulation S-
B.

Executive Officer Compensation - Summary Compensation Table, page
104

11. Revise the table to include Mr. Rosenkrans compensation in Fiscal
Year 2005.

The Offering - Limitations on Purchase of Shares, page 121

12. Please clarify to which regulatory agency you refer regarding
Forms 13-D and 13-G.

Where You Can Find More Information, page 136

13. Please update the current address of the Securities and Exchange
Commission.

Financial Statements
Note 2 - Summary of Significant Accounting Policies
(f)  Loans Held for Sale and Related Commitments, page F-8
14. Please tell us how you determined that transfers of loans to the
FHLB of Chicago met the criteria in paragraph 9 of SFAS 140 for sale treatment.
* Specifically explain whether sales of loans to the FHLB of Chicago are accomplished in a two-step transaction (i.e. through the use of an intermediary such as a trust.)
* To the extent that loans are transferred directly to the FHLB in a one-step transaction, please tell us how you determined that these assets have been legally isolated in accordance with paragraph 9(a)
of SFAS 140.
* Tell us whether you obtained a legal opinion as evidence that sale treatment was appropriate in these circumstances. If not, please tell us what evidence you obtained to support legal isolation under paragraph 9(a) SFAS 140. In addition, please explain to us how you and your auditors determined that the evidence obtained was sufficient to provide reasonable assurance that the transferred assets would be beyond the reach of the powers of a bankruptcy trustee, FDIC or other receiver in your jurisdiction. Clearly describe to us the legal analysis you performed.

Exhibit 5

15. Item 601(b)(5) of Regulation S-B requires including an opinion of counsel regarding the legality of the securities being registered, however, your opinion does not address the legality of the securities. Please revise your opinion accordingly.

*	*	*

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Kevin W. Vaughn at (202) 551-3494 or Angel Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other
questions.

						Sincerely,


						Christian Windsor
						Special Counsel


cc:	Via Fax: (202) 362-2902
      Eric Envall, Esq.
      Kip Weissman, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	5335 Wisconsin Avenue, NW - Suite 400
	Washington, DC  20015